UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40081

FIGURE ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

650 California Street, Suite 2700

San Francisco, California 94108

+1 (628) 210-6937

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.01 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Figure Acquisition Corp. I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIGURE ACQUISITION CORP. I

Dated: January 10, 2022	By:	/s/ Thomas J. Milani
	Name:	Thomas J. Milani
	Title:	Chief Financial Officer